Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

February 5, 2019

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Income eREIT III, LLC

Offering Statement on Form 1-A

Filed December 21, 2018

File No. 024-10927

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise Income eREIT III, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 4, 2019 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-10927) filed pursuant to Regulation A under the Securities Act of 1933, as amended, with the Commission on December 21, 2018, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.

General

1.	We note your response to prior comment 4 and the template provided as Appendix A. Please revise your template to (i) more specifically break down the components of your real estate investments; (ii) remove any reference to ‘market value’ of your shares; and (iii) clarify that your NAV is not based on, nor intended to comply with, fair value standards under GAAP and may not be indicative of the price that you would receive for your assets at current market conditions.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its template (attached hereto as Appendix A), to (i) more specifically break down the components of the Company’s real estate investments, (ii) remove any reference to ‘market value’ of the Company’s shares; and (iii) clarify that the Company’s NAV is not based on, nor intended to comply with, fair value standards under GAAP, and may not be indicative of the price that the Company would receive for the Company’s assets at current market conditions. For your convenience, all changes to Appendix A are marked in bold and underlined font. This appendix is a template that the Company expects to use for future NAV disclosure. This disclosure may change from time to time to reflect specific circumstances or other events affecting the Company.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP

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Appendix A

FUNDRISE INCOME eREIT III, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Income eREIT III, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our semi-annual net asset value (“NAV”) per common share as of ____, 20;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

*as applicable

Semi-Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective until updated by us on or about ___, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share numbers)	[June 30, 2019]	[December 31, 2019]
ASSETS:
~~Real estate investments and accrued interest~~Investments, at fair value	$222	$111
Real estate properties, at fair value	122	61
Loans and debt securities related to real estate, at fair value	50	25
Other real estate investments, at fair value	50	25
Non-real estate-related investments, at fair value	0	0
Cash and cash equivalents	222	111
Other assets	222	111
Current interest receivable	222	111
Total assets	888	444

LIABILITIES:
Accounts payable	$22	$11
Due to related party	22	11
Dividends payable	22	11
Settling subscriptions	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (10,000 common shares at $10 per share)	$100	$100
Net adjustments to fair value	-	-
Retained earnings	700	300
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$80.00	$40.00

[1] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on _____, 20__,.

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On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until on or about ____, 20__, (or as soon as commercially reasonable thereafter) unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the ~~market~~ value of our shares on a ~~semi-annual~~periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in ~~a market~~an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current ~~semi-annual~~reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

4

The per share purchase price of our Common Shares will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the semi-annual period ended ____, 20__, we redeemed approximately ____ common shares pursuant to our share redemption plan

Historical NAV Information

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each fiscal semi-annual period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__

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